SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sauer-Danfoss Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

804 137 107
(CUSIP Number)

Kenneth D. McCuskey
Vice President-Finance and Treasurer
Sauer-Danfoss Inc.
2800 East 13th Street
Ames, Iowa  50010
(515) 239-6364
(Name, Address and Telephone Number
of Person Authorized to Receive Notices)

With Copies To:

James W. Kapp, Jr., Esq.
Spencer Fane Britt & Browne LLP
1000 Walnut Street, Suite 1400
Kansas City, Missouri 64106-2140
Telephone:  (816) 292-8141

Oliver Edwards, Esq.
Haight Gardner Holland & Knight,
A law office of Holland & Knight, LLP
195 Broadway
New York, New York  10007
Telephone:  (212) 513-3500

May 3, 2000
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), Sec. 240.13d-1(f) or Sec. 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 804 137 107
page

1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Danfoss Murmann Holding A/S


2
Check the Appropriate Box if a Member of a Group
(a)	[x]
(b)	[ ]


3
SEC Use Only


4
Source of Funds (See Instructions)	00


5
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]


6
Citizenship or Place of Organization    Denmark


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH


7
Sole Voting Power	26,512,312*


8
Shared Voting Power	6,812,500*


9
Sole Dispositive Power	16,150,812*


10
Shared Dispositive Power	6,812,500*


11
Aggregate Amount Beneficially Owned by Each Reporting Person  33,324,812*


12
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


13
Percent of Class Represented by Amount in Row (11)	73.5%*


14
Type of Reporting Person (See Instructions)	CO


*	See Item 5.

CUSIP NO. 804 137 107
page


1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Klaus H. Murmann


2
Check the Appropriate Box if a Member of a Group
(a)	[x]
(b)	[ ]


3
SEC Use Only


4
Source of Funds (See Instructions)	00


5
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]


6
Citizenship or Place of Organization    Federal Republic of Germany


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH


7
Sole Voting Power	128,225


8
Shared Voting Power	33,962,312*


9
Sole Dispositive Power	128,225


10
Shared Dispositive Power	33,962,312*


11
Aggregate Amount Beneficially Owned by Each Reporting Person 34,090,537*


12
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [x]**


13
Percent of Class Represented by Amount in Row (11)   75.2%*


14
Type of Reporting Person (See Instructions)	IN


*	See Item 5.

**	The amount in Row (11) excludes 267,100 shares owned by Hannelore
Murmann, Klaus H. Murmann's spouse, over which Klaus H. Murmann has no voting or dispositive power; 2,000 shares owned by Nicola Keim, Klaus H. Murmann's daughter, over which Klaus H. Murmann has no voting or dispositive power;
and 2,000 shares owned by Sven Murmann, Klaus H. Murmann's son, over which Klaus H. Murmann has no voting or dispositive power.

CUSIP NO. 804 137 107
page


1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Klaus Murmann & Co. KG


2
Check the Appropriate Box if a Member of a Group
(a)	[x]
(b)	[ ]


3
SEC Use Only


4
Source of Funds (See Instructions)	00


5
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]


6
Citizenship or Place of Organization    Federal Republic of Germany


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH


7
Sole Voting Power	0


8
Shared Voting Power	33,962,312*


9
Sole Dispositive Power	0


10
Shared Dispositive Power	33,962,312*


11
Aggregate Amount Beneficially Owned by Each Reporting Person 33,962,312*


12
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


13
Percent of Class Represented by Amount in Row (11)	75.0%*


14
Type of Reporting Person (See Instructions)	PN


*	See Item 5.

CUSIP NO. 804 137 107
page


1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

K. Murmann Verwaltungsgesellschaft mbH


2
Check the Appropriate Box if a Member of a Group
(a)	[x]
(b)	[ ]


3
SEC Use Only


4
Source of Funds (See Instructions)	00


5
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]


6
Citizenship or Place of Organization    Federal Republic of Germany


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH


7
Sole Voting Power	0


8
Shared Voting Power	29,062,312*


9
Sole Dispositive Power	0


10
Shared Dispositive Power	29,062,312*


11
Aggregate Amount Beneficially Owned by Each Reporting Person 29,062,312*


12
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


13
Percent of Class Represented by Amount in Row (11)	64.1%*


14
Type of Reporting Person (See Instructions)	CO


*	See Item 5.

CUSIP NO. 804 137 107
page


1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Sauer GmbH


2
Check the Appropriate Box if a Member of a Group
(a)	[x]
(b)	[ ]


3
SEC Use Only


4
Source of Funds (See Instructions)	00


5
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]


6
Citizenship or Place of Organization    Federal Republic of Germany


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH


7
Sole Voting Power	112,500


8
Shared Voting Power	0


9
Sole Dispositive Power	10,474,000*


10
Shared Dispositive Power	0


11
Aggregate Amount Beneficially Owned by Each Reporting Person 10,474,000*


12
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


13
Percent of Class Represented by Amount in Row (11)	23.1%*


14
Type of Reporting Person (See Instructions)	CO


*	See item 5.

CUSIP NO. 804 137 107
page


1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

EMF Europaische Marketing und Finanzmanagement AG


2
Check the Appropriate Box if a Member of a Group
(a)	[x]
(b)	[ ]


3
SEC Use Only


4
Source of Funds (See Instructions)	00


5
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]


6
Citizenship or Place of Organization    Federal Republic of Germany


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

7
Sole Voting Power	525,000*


8
Shared Voting Power	0


9
Sole Dispositive Power	525,000*


10
Shared Dispositive Power	0


11
Aggregate Amount Beneficially Owned by Each Reporting Person 525,000*


12
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)  	[ ]


13
Percent of Class Represented by Amount in Row (11)	1.2%*


14
Type of Reporting Person (See Instructions)	CO


*	See item 5.

CUSIP NO. 804 137 107
page


1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Hannelore Murmann


2
Check the Appropriate Box if a Member of a Group
(a)	[x]
(b)	[ ]


3
SEC Use Only


4
Source of Funds (See Instructions)	00


5
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]


6
Citizenship or Place of Organization    Federal Republic of Germany


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH


7
Sole Voting Power	267,100


8
Shared Voting Power	33,962,312*


9
Sole Dispositive Power	267,100


10
Shared Dispositive Power	33,962,312*


11
Aggregate Amount Beneficially Owned by Each Reporting Person 34,229,412*


12
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)  	[x]**


13
Percent of Class Represented by Amount in Row (11)	75.5%*


14
Type of Reporting Person (See Instructions) IN


*	See Item 5.

**	The amount in Row (11) excludes 128,225 shares of Sauer Common Stock owned by Klaus H. Murmann, Hannelore Murmann's spouse, over which Hannelore Murmann has no voting or dispositive power; 2,000 shares owned by Nicola Keim, Hannelore Murmann's daughter, over which Hannelore Murmann has no voting or dispositive power; and 2,000 shares owned by Sven Murmann, Hannelore Murmann's son, over which Hannelore Murmann has no voting or dispositive power.

CUSIP NO. 804 137 107
page


1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Sven Murmann


2
Check the Appropriate Box if a Member of a Group
(a) [x]
(b) [ ]


3
SEC Use Only


4
Source of Funds (See Instructions)	00


5
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]


6
Citizenship or Place of Organization  Federal Republic of Germany


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH


7
Sole Voting Power		2,000


8
Shared Voting Power		33,962,312*


9
Sole Dispositive Power	2,000


10
Shared Dispositive Power	33,962,312*


11
Aggregate Amount Beneficially Owned by Each Reporting Person 33,964,312*


12
Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]


13
Percent of Class Represented by Amount in Row (11)	75.0%*


14
Type of Reporting Person (See Instructions) IN


*	See Item 5.

CUSIP NO. 804 137 107
page

1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Nicola Keim


2
Check the Appropriate Box if a Member of a Group
(a) [x]
(b) [ ]


3
SEC Use Only


4
Source of Funds (See Instructions)	00


5
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]


6
Citizenship or Place of Organization Federal Republic of Germany


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH


7
Sole Voting Power		2,000


8
Shared Voting Power	33,962,312*


9
Sole Dispositive Power	2,000


10
Shared Dispositive Power	33,962,312


11
Aggregate Amount Beneficially Owned by Each Reporting Person 33,964,312*


12
Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]


13
Percent of Class Represented by Amount in Row (11) 75.0%*


14
Type of Reporting Person (See Instructions) IN


*	See Item 5.

CUSIP NO. 804 137 107
page


1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Ulrike Murmann-Knuth


2
Check the Appropriate Box if a Member of a Group
(a) [x]
(b) [ ]


3
SEC Use Only


4
Source of Funds (See Instructions)	00


5
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]


6
Citizenship or Place of Organization Federal Republic of Germany


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH


7
Sole Voting Power		0


8
Shared Voting Power	33,962,312*


9
Sole Dispositive Power	0


10
Shared Dispositive Power	33,962,312*


11
Aggregate Amount Beneficially Owned by Each Reporting Person 33,962,312*


12
Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]


13
Percent of Class Represented by Amount in Row (11) 75.0%*


14
Type of Reporting Person (See Instructions) IN


*	See Item 5.

CUSIP NO. 804 137 107
page


1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Jan Murmann


2
Check the Appropriate Box if a Member of a Group
(a) [x]
(b) [ ]


3
SEC Use Only


4
Source of Funds (See Instructions)	00


5
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]


6
Citizenship or Place of Organization Federal Republic of Germany


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH


7
Sole Voting Power		0


8
Shared Voting Power	33,962,312*


9
Sole Dispositive Power	0


10
Shared Dispositive Power	33,962,312*


11
Aggregate Amount Beneficially Owned by Each Reporting Person 33,962,312*


12
Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]


13
Percent of Class Represented by Amount in Row (11) 75.0%*


14
Type of Reporting Person (See Instructions) IN


*	See Item 5.

CUSIP NO. 804 137 107
page


1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Anja Murmann


2
Check the Appropriate Box if a Member of a Group
(a) [x]
(b) [ ]


3
SEC Use Only


4
Source of Funds (See Instructions)	00


5
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]


6
Citizenship or Place of Organization Federal Republic of Germany


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH


7
Sole Voting Power		0


8
Shared Voting Power	33,962,312*


9
Sole Dispositive Power	0


10
Shared Dispositive Power	33,962,312*


11
Aggregate Amount Beneficially Owned by Each Reporting Person 33,962,312*


12
Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]


13
Percent of Class Represented by Amount in Row (11) 75.0%*


14
Type of Reporting Person (See Instructions) IN


*	See Item 5.

CUSIP NO. 804 137 107
page


1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Christa Zoellner


2
Check the Appropriate Box if a Member of a Group
(a) [x]
(b) [ ]


3
SEC Use Only


4
Source of Funds (See Instructions)	00


5
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]


6
Citizenship or Place of Organization Federal Republic of Germany


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH


7
Sole Voting Power		0


8
Shared Voting Power	33,962,312*


9
Sole Dispositive Power	0


10
Shared Dispositive Power	33,962,312*


11
Aggregate Amount Beneficially Owned by Each Reporting Person 33,962,312*


12
Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]


13
Percent of Class Represented by Amount in Row (11) 75.0%*


14
Type of Reporting Person (See Instructions) IN


*	See Item 5.

CUSIP NO. 804 137 107
page


1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Britta Zoellner


2
Check the Appropriate Box if a Member of a Group
(a) [x]
(b) [ ]


3
SEC Use Only


4
Source of Funds (See Instructions)	00


5
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]


6
Citizenship or Place of Organization Federal Republic of Germany


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH


7
Sole Voting Power		0


8
Shared Voting Power	33,962,312*


9
Sole Dispositive Power	0


10
Shared Dispositive Power	33,962,312*


11
Aggregate Amount Beneficially Owned by Each Reporting Person 33,962,312*


12
Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]


13
Percent of Class Represented by Amount in Row (11) 75.0%*


14
Type of Reporting Person (See Instructions) IN


*	See Item 5.


CUSIP NO. 804 137 107
page


1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Danfoss A/S


2
Check the Appropriate Box if a Member of a Group
(a)	[x]
(b)	[ ]


3
SEC Use Only


4
Source of Funds (See Instructions)	00


5
Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). [ ]


6
Citizenship or Place of Organization    Denmark


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH


7
Sole Voting Power	0


8
Shared Voting Power	33,324,812*


9
Sole Dispositive Power	0


10
Shared Dispositive Power	33,324,812*


11
Aggregate Amount Beneficially Owned by Each Reporting Person 33,324,812*


12
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [x]**


13
Percent of Class Represented by Amount in Row (11)	73.5%*


14
Type of Reporting Person (See Instructions)	CO


*	See Item 5.
**      The amount in Row (11) excludes 59,000 shares owned by Jorgen Clausen,
President and Chief Executive Officer of Danfoss, over which Danfoss has no voting or dispositive power.

page

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $.01 per share, of Sauer-Danfoss Inc. (the "Sauer-Danfoss Common Stock"), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2800 East 13th Street, Ames, Iowa, 50010 and Krokamp 35, 24539 Neumunster, Federal Republic of Germany.

Item 2.	Identity and Background

(a)	The names of the entities and natural persons filing this statement are (i) Danfoss Murmann Holding A/S, a corporation organized under the laws of Denmark (the "Holding Company"), (ii) Klaus Murmann & Co. KG ("Murmann
KG"), a limited partnership organized under the laws of Germany, (iii) K. Murmann Verwaltungsgesellschaft mbH ("Murmann GmbH"), a limited liability company organized under the laws of the Federal Republic of Germany, (iv)
Sauer GmbH, a limited liability company organized under the laws of the Federal Republic of Germany, (v) EMF Europaische Marketing und
Finanzmanagement AG, a limited liability company organized under the laws of the Federal Republic of Germany ("EMF"), (vi) Danfoss A/S, a corporation organized under the laws of Denmark ("Danfoss" and, together with the Holding Company, Murmann KG, Murmann GmbH, Sauer GmbH and EMF, the "Filing
Entities"), (vii) Klaus H. Murmann, a natural person, (viii) Hannelore
Murmann, a natural person, (ix) Sven Murmann, a natural person, (x) Nicola Keim, a natural person, (xi) Ulrike Murmann-Knuth, a natural person, (xii)
Jan Murmann, a natural person, (xiii) Anja Murmann, a natural person, (xiv) Christa Zoellner, a natural person, and (xv) Britta Zoellner, a natural person (all such natural persons, collectively, the "Filing Persons" and, together with the Filing Entities, the "Reporting Persons").

The name of the entity that controls Danfoss is Bitten & Mads Clausens Fond, a trust organized under the laws of Denmark (the "Danfoss Control Entity").

(b)	With the exception of Danfoss, the address of the principal business and the address of the principal office of each of the Filing Entities is Krokamp 35, 24539 Neumunster, Germany. The address of the principal business and the address of the principal office of Danfoss is DK-6430 Nordborg, Denmark. Klaus H. Murmann, Hannelore Murmann, Christa Zoellner and Britta Zoellner reside at Bismarckallee 24, D-24105 Kiel, Germany. Sven Murmann resides at Bottgerstr. 15, D-20148 Hamburg, Germany. Nicola Keim resides at Dr. Max-Strasse 15, D-82031 Grunwald, Kr. Munchen, Germany. Ulrike Murmann-Knuth resides at Hansastrasse 47, D-20144 Hamburg, Germany. Anja Murmann resides at 532 E. 5th Street, Apt. 2, New York, New York 10009. Jan Murmann resides at Liselotte-Hermann-Str. 34, D-10407 Berlin, Germany.

The address of the principal business and the address of the principal office of the Danfoss Control Entity is DK-6430 Nordborg, Denmark.

(c)	Set forth on Schedule I is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of each of the Filing Entities.

Set forth on Schedule II is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of the Danfoss Control Entity.

The Holding Company was formed solely to hold shares of Sauer-Danfoss Common Stock and has conducted no other operations or activities. The principal business of each of Murmann KG, Murmann GmbH (which is a wholly owned subsidiary of Murmann KG) and Sauer GmbH (which is a wholly owned subsidiary of Murmann GmbH) is asset management. The principal business of EMF (which is a wholly owned subsidiary of Murmann GmbH) is to function as an insurance intermediary. The principal business of Danfoss is the design, manufacture and sale of industrial products. The principal business of the Danfoss Control Entity is to function as a trust with respect to the securities of Danfoss.

Klaus H. Murmann is the Chairman of the Issuer. The principal business of the Issuer is the design, manufacture and sale of highly engineered hydraulic systems and components. The address of the Issuer is provided in Item 1 above.

The present principal occupation of Sven Murmann is Manager of Murmann GmbH. The present principal occupation of Jan Murmann is Manager of Murmann GmbH. The principal business of Murmann GmbH is asset management. The address of Murmann GmbH is provided in Item 2(b) above.

Ulrike Murmann-Knuth is a priest with the Nordelbische Evangelisch-Lutherische Kirche. The address of the Nordelbische Evangelisch-Lutherische Kirche is Daenische Strasse, Kiel, Germany.

None of Britta Zoellner, Christa Zoellner, Nicola Keim or Hannelore Murmann are presently employed. Anja Murmann is presently self-employed as a film producer. The address of Anja Murmann is provided in Item 2(b) above.

(d)	During the last five years (i) none of the Reporting Persons, (ii)
to the knowledge of each Filing Entity, none of the natural persons listed on Schedule I associated with such Filing Entity and (iii) to the knowledge of the Danfoss, neither of the natural persons listed on Schedule II nor the Danfoss Control Entity, have been convicted in any criminal proceeding.

(e)	During the last five years, (i) none of the Reporting Persons, (ii)
to the knowledge of each Filing Entity, none of the natural persons listed on
Schedule I associated with such Filing Entity and (iii) to the knowledge of Danfoss, neither of the natural persons listed on Schedule II nor the Danfoss Control Entity, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Filing Persons is the Federal Republic of Germany.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to an agreement, dated January 22, 2000, among Murmann GmbH, Danfoss and the Holding Company, as amended by an amendment thereto, dated February 22, 2000 (the "Holding Company Agreement"), prior to consummation of the Transaction (as defined below), Danfoss contributed to the Holding Company, in exchange for shares of the Holding Company's common stock, all of the outstanding shares of common stock of Danfoss Fluid Power A/S, a corporation organized under the laws of Denmark, and Danfoss Fluid Power Inc., an Illinois corporation (together, the "Danfoss Fluid Power Companies"), and Murmann GmbH caused to be contributed to the Holding Company, on April 25, 2000, in exchange for shares of the Holding Company's common stock, 1,000 shares of Sauer-Danfoss Common Stock. Additionally, pursuant to the Holding Company Agreement, Murmann GmbH has granted the Holding Company an irrevocable proxy to vote 10,361,500 shares of Sauer-Danfoss Common Stock (the "Voting Proxy"). The Holding Company's voting rights are shared equally by Murmann GmbH and Danfoss.

The Voting Proxy will terminate upon the earlier of (a) the contribution by Murmann GmbH of 10,361,500 shares of Sauer-Danfoss Common Stock to the Holding Company, in exchange for shares of the Holding Company's common stock, or (b) the dissolution of the Holding Company. Pursuant to the Holding Company Agreement, Murmann GmbH will not be obligated to make such contribution of shares of Sauer-Danfoss Common Stock to the Holding Company unless the Holding Company receives a ruling from the United States Internal Revenue Service confirming that the Holding Company qualifies to receive certain benefits under the proposed Convention Between the Government of the United States of America and the Government of the Kingdom of Denmark for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "Confirmation"). If the Holding Company does not qualify for such benefits, the Holding Company may be dissolved.

In addition, pursuant to the Holding Company Agreement, Murmann GmbH is obligated (a) in connection with any vote of the holders of Sauer-Danfoss Common Stock, to vote 6,812,500 shares of Sauer-Danfoss Common Stock, which includes 4,900,000 shares of Sauer-Danfoss Common Stock owned directly by Murmann KG, consistent with the Holding Company and (b) not to transfer any of 6,812,500 shares of Sauer-Danfoss Common Stock, which includes 4,900,000 shares of Sauer-Danfoss Common Stock owned directly by Murmann KG, outside of the entities and persons under the control of Klaus H. Murmann (the "Murmann Family") without the prior written consent of Danfoss.

Pursuant to a Stock Exchange Agreement, dated as of January 22, 2000, among the Issuer, Murmann GmbH, Danfoss and the Holding Company (the "Stock Exchange Agreement"), among other things, the Issuer agreed to acquire all of the outstanding common stock of Danfoss Fluid Power Companies from the Holding Company in exchange for 16,149,812 shares of Sauer-Danfoss Common Stock (the "Transaction"). The Transaction was closed, and the exchange of the outstanding common stock of the Danfoss Fluid Power Companies for 16,149,812 shares of Sauer Common Stock was completed on May 3, 2000.

In addition, pursuant to the Stock Exchange Agreement, on or before December 31, 2000, the Issuer is expected to acquire from the Holding Company, for additional shares of Sauer-Danfoss Common Stock, all of the assets of Danfoss related to the mobile hydraulics operations of Danfoss in Australia, Belgium, Brazil, Holland, Hong Kong, Japan, Mexico, New Zealand, Portugal, Spain and Switzerland (the "Secondary Acquisition"). The number of shares of Sauer-Danfoss Common Stock to be issued to the Holding Company in connection with the Secondary Acquisition will be based upon the same financial parameters used to calculate the number of shares of Sauer-Danfoss Common Stock issued by the Issuer in connection with the Transaction, including the closing stock price of Sauer-Danfoss Common Stock as of the date of consummation of the Transaction and, therefore, cannot be specifically calculated at this time. However, the Issuer expects that the number of additional shares of Sauer-Danfoss Common Stock to be issued in connection with the Secondary Acquisition will be between approximately 2,000,000 shares and 3,000,000 shares of Sauer-Danfoss Common Stock.

The Stock Exchange Agreement was previously filed by the Issuer with the Securities and Exchange Commission on March 28, 2000 as Annex A to the Issuer's Definitive Proxy Statement on Schedule 14A and is hereby incorporated into this Schedule 13D by reference.

In connection with the Transaction, on May 3, 2000, the Issuer terminated an amended and restated limited partnership agreement, dated April 14, 1998, among the Issuer, Sauer-Sundstrand GmbH, Sauer GmbH, EMF and Sauer GmbH & Co. Hydraulik KG (the "Limited Partnership Agreement"). Pursuant to the terms of the Limited Partnership Agreement, upon termination thereof, among other things, the Issuer issued 1,912,500, 225,000 and 112,500 shares of Sauer-Danfoss Common Stock to Murmann GmbH (as the general partner of Sauer GmbH & Co. Hydraulik KG), EMF and Sauer GmbH, respectively.

Jorgen Clausen, President, Chief Executive Officer and a director of Danfoss, beneficially owns 59,000 shares of Sauer-Danfoss Common Stock. Such ownership represents approximately 0.1% of the outstanding shares of the Issuer. Jorgen Clausen has acquired all such shares of Sauer-Danfoss Common Stock with personal funds, except that he received 1,000 shares of restricted Sauer-Danfoss Common Stock in a grant to non-employee directors of the Issuer on May 3, 2000.

Item 4.	Purpose of Transaction

(a)	As described more fully in Item 3 above, on May 3, 2000, the Holding
Company received 16,149,812 shares of Sauer-Danfoss Common Stock. Additionally, as described more fully in Item 3 above, immediately upon receipt of the Confirmation, Murmann GmbH is obligated to cause to be contributed to the Holding Company 10,361,500 shares of Sauer-Danfoss Common Stock. Also, as described more fully in Item 3 above, on May 3, 2000, Murmann GmbH, EMF and Sauer GmbH received 1,912,500, 225,000 and 112,500 shares of Sauer-Danfoss Common Stock, respectively. Further, as described more fully in Item 3 above, as a result of the Secondary Acquisition, it is expected that the Holding Company will receive between approximately 2,000,000 shares and 3,000,000 shares of Sauer-Danfoss Common Stock.

(b)	As described more fully in Item 3 above, this statement relates to certain transactions related to the acquisition by the Issuer of all of the outstanding shares of the Danfoss Fluid Power Companies pursuant to the Stock Exchange Agreement.

(c)	Not applicable.

(d)	Pursuant to the Holding Company Agreement, on May 3, 2000, the
Certificate of Incorporation and Bylaws of the Issuer were amended to increase the number of directors comprising the fully constituted board of directors of the Issuer to ten. Director candidates will be identified by a two member nominating committee comprised of a representative of the Murmann Family and a representative of Danfoss. The representative of each of the Murmann Family and Danfoss will be entitled to identify for recommendation to the Issuer's board of directors three candidates for director who may be
associated or affiliated with the Murmann Family or Danfoss.   The
representative of each of the Murmann Family and Danfoss will each identify two additional candidates for director. One of the additional director candidates recommended by the representative of the Murmann Family will be the Chief Executive Officer and President of the Issuer and the remaining three director candidates must be independent from and not associated or affiliated with the Murmann Family or Danfoss. After the person serving as Chief Executive Officer and President ceases to serve in such capacity, the representative of the Murmann Family will be entitled to identify for recommendation to the Issuer's board of directors a second independent director candidate to replace the Chief Executive Officer and President.

Additionally, pursuant to the Holding Company Agreement, on May 3, 2000, Jorgen Clausen became the Vice Chairman of the Issuer's board of directors. At the time that Klaus H. Murmann ceases to act as Chairman of the Issuer's board of directors and, in any event, no later than May 3, 2004, Jorgen Clausen will become the Chairman of the Issuer's board of directors, holding such office until, at the latest, March 31, 2008.

Further, pursuant to the Holding Company Agreement, on May 3, 2000, the Certificate of Incorporation of the Issuer was amended to remove the classifications of the Issuer's board of directors and to allow for removal of directors without cause by the holders of a majority of the outstanding shares of Sauer-Danfoss Common Stock. Accordingly, each director will serve a one-year term. Also, pursuant to the Holding Company Agreement, effective May 3, 2000, the Bylaws of the Issuer were amended to provide that certain material actions of the Issuer's board of directors will require the approval of at least 80% of the fully constituted board of directors.

(e)	As described more fully in Item 3 and Item 4(a) above, on May 3, 2000, the Issuer issued 16,149,812 shares of Sauer-Danfoss Common Stock to the Holding Company and 2,250,000 to the limited partners under the Silent Partnership Agreement. Additionally, upon consummation of the Secondary Acquisition, the Issuer is expected to issue between 2,000,000 and 3,000,000 shares of Sauer-Danfoss Common Stock. Because the number of shares of Sauer-Danfoss Common Stock to be issued to the Holding Company in connection with the Transaction, when added to the number of shares of Sauer-Danfoss Common Stock currently outstanding, were expected to exceed the 45,000,000 shares of Sauer-Danfoss Common Stock previously authorized, on May 3, 2000, the Issuer amended its Certificate of Incorporation to increase the number of authorized shares of Sauer-Danfoss Common Stock by 30,000,000 from 45,000,000 to 75,000,000.

(f)	Not applicable.

(g)	Except as set forth in Item 4(d) above, not applicable.

(h)-(i)	Not applicable.

(j)	Except as set forth above, neither the Reporting Persons nor the
Danfoss Control Persons currently have any plans or proposals which relate to or would result in any of the actions described in, or similar to, the actions enumerated in Items 4(a) - (j) of Schedule 13D (although the Reporting Persons and the Danfoss Control Persons reserve the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

1. The Holding Company

(a)	The Holding Company may be deemed to beneficially own 33,324,812 shares of Sauer-Danfoss Common Stock. Such ownership represents 73.5% of the outstanding shares of the Issuer. The Holding Company disclaims beneficial ownership of 4,900,000 shares of Sauer-Danfoss Common Stock beneficially owned by Murmann KG and 1,912,500 shares of Sauer-Danfoss Common Stock beneficially owned by Murmann GmbH. Other than as indicated in
Schedule I, to the knowledge of the Holding Company, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on
Schedule I associated with the Holding Company.

(b)	Number of shares as to which the Holding Company has:
(i)	sole power to vote or to direct the vote:	26,512,312
(ii)	shared power to vote or to direct the vote:	  6,812,500
(The Holding Company disclaims beneficial ownership of all of these shares.)
(iii)	sole power to dispose or to direct the disposition of:  16,150,812
(iv)	shared power to dispose or direct the disposition of:   6,812,500
(The Holding Company disclaims beneficial ownership of all of these shares.)

(c)	Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by the Holding Company or any of the persons named on Schedule I related to the Holding Company.

(d)-(e)	Not applicable.

2. Klaus H. Murmann

(a)	Klaus H. Murmann may be deemed to beneficially own 34,090,537 shares of Sauer-Danfoss Common Stock. Such ownership represents 75.2% of the outstanding shares of the Issuer. Klaus H. Murmann disclaims beneficial ownership of 33,962,312 shares of Sauer-Danfoss Common Stock, of which (i) 4,900,000 are beneficially owned by Murmann KG, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 1,912,500 are beneficially owned by Murmann GmbH, (iv) 16,150,812 are beneficially owned by the Holding Company, and (v) 525,000 are beneficially owned by EMF. Klaus H. Murmann is a general partner of Murmann KG. Murmann GmbH is a wholly owned subsidiary of Murmann KG and Sauer GmbH and EMF are wholly owned subsidiaries of Murmann GmbH. The Holding Company is owned by Danfoss and Murmann GmbH.

(b)	Number of shares as to which Klaus H. Murmann has:
(i)	sole power to vote or to direct the vote:  128,225
(ii)	shared power to vote or to direct the vote:  33,962,312
(Klaus H. Murmann disclaims beneficial ownership of all of these shares.)
(iii)	sole power to dispose or to direct the disposition of:  128,225
(iv)	shared power to dispose or to direct the disposition of: 33,962,312
(Klaus H. Murmann disclaims beneficial ownership of all of these shares.)

(c)	Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Klaus H. Murmann.

(d)-(e)	Not applicable.

3. Murmann KG

(a)	Murmann KG may be deemed to beneficially own 33,962,312 shares of
Sauer-Danfoss Common Stock. Such ownership represents 75.0% of the outstanding shares of the Issuer. Murmann KG disclaims beneficial ownership of 29,062,312 shares of Sauer-Danfoss Common Stock, of which (i) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (ii) 1,912,500 are beneficially owned by Murmann GmbH, (iii) 16,150,812 are beneficially owned by the Holding Company, and (iv) 525,000 are beneficially owned by EMF. Murmann GmbH is a wholly owned subsidiary of Murmann KG. EMF and Sauer GmbH are wholly owned subsidiaries of Murmann GmbH. The Holding Company is owned by Danfoss and Murmann GmbH. Other than as indicated in Schedule I, to the knowledge of Murmann KG, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Murmann KG.

(b)	Number of shares as to which Murmann KG has:
(i)	sole power to vote or to direct the vote:  0
(ii)	shared power to vote or to direct the vote: 33,962,312
(Murmann KG disclaims beneficial ownership of 29,062,312 of these shares.)
(iii)	sole power to dispose or to direct the disposition of:  0
(iv)	shared power to dispose or to direct the disposition of: 33,962,312
(Murmann KG disclaims beneficial ownership of 29,062,312 of these shares.)

(c)	Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Murmann KG or any of the persons named on Schedule I associated with Murmann KG.

(d)-(e)	Not applicable.

4. Murmann GmbH

(a)	Murmann GmbH may be deemed to beneficially own 29,062,312 shares of
Sauer-Danfoss Common Stock. Such ownership represents 64.1% of the outstanding shares of the Issuer. Murmann GmbH disclaims beneficial ownership of 27,149,812 shares of which (i) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (ii) 16,150,812 are beneficially owned by the Holding Company, and
(iii) 525,000 are beneficially owned by EMF. EMF and Sauer GmbH are wholly owned subsidiaries of Murmann GmbH. The Holding Company is owned by Murmann GmbH and Danfoss. Other than as indicated in Schedule I, to the knowledge of Murmann GmbH, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Murmann GmbH.

(b)	Number of shares as to which Murmann GmbH has:
(i)	sole power to vote or to direct the vote:  0
(ii)	shared power to vote or to direct the vote: 29,062,312
(Murmann GmbH disclaims beneficial ownership of 27,149,812 of these shares.)
(iii)	sole power to dispose or to direct the disposition of:  0
(iv)	shared power to dispose or to direct the disposition of: 29,062,312
(Murmann GmbH disclaims beneficial ownership of 27,149,812 of these shares.)

(c)	Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Murmann GmbH or any of the persons named on Schedule I associated with Murmann GmbH.

(d)-(e)	Not applicable.

5. Sauer GmbH

(a)	Sauer GmbH beneficially owns 10,474,000 shares of Sauer-Danfoss Common
Stock, of which 10,361,500 may be deemed beneficially owned by the Holding Company. Such ownership represents approximately 23.1% of the outstanding shares of the Issuer. Other than as indicated in Schedule I, to the knowledge of Sauer GmbH, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Sauer GmbH.

(b)	Number of shares as to which Sauer GmbH has:
(i)	sole power to vote or to direct the vote: 112,500
(ii)	shared power to vote or to direct the vote:  0
(iii)	sole power to dispose or to direct the disposition of: 10,474,000
(iv)	shared power to dispose or to direct the disposition of:  0

(c)	Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Sauer GmbH or any of the persons named on Schedule I associated with Sauer GmbH.

(d)-(e)	Not applicable.

6. EMF

(a)	EMF beneficially owns 525,000 shares of Sauer-Danfoss Common Stock.
Such ownership represents approximately 1.2% of the outstanding shares of the Issuer. Other than as indicated in Schedule I, to the knowledge of EMF, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on Schedule I associated with EMF.

(b)	Number of shares as to which EMF has:
(i)	sole power to vote or to direct the vote: 525,000
(ii)	shared power to vote or to direct the vote:  0
(iii)	sole power to dispose or to direct the disposition of:  525,000
(iv)	shared power to dispose or to direct the disposition of:  0

(c)	Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by EMF or any of the persons named on Schedule I associated with EMF.

(d)-(e)	Not applicable.

7. Hannelore Murmann

(a)	Hannelore Murmann may be deemed to beneficially own 34,229,412 shares of Sauer-Danfoss Common Stock. Such ownership represents 75.5% of the outstanding shares of the Issuer. Hannelore Murmann disclaims beneficial ownership of 33,962,312 shares of Sauer-Danfoss Common Stock, of which (i) 4,900,000 are beneficially owned by Murmann KG, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 1,912,500 are beneficially owned by Murmann GmbH, (iv) 16,150,812 are beneficially owned by the Holding Company, and (v) 525,000 are beneficially owned by EMF.

(b)	Number of shares as to which Hannelore Murmann has:
(i)	sole power to vote or to direct the vote:  267,100
(ii)	shared power to vote or to direct the vote: 33,962,312
(Hannelore Murmann disclaims beneficial ownership of all of these shares.)
(iii)	sole power to dispose or to direct the disposition of:  267,100
(iv)	shared power to dispose or to direct the disposition of: 33,962,312
(Hannelore Murmann disclaims beneficial ownership of all of these shares.)

(c)	Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Hannelore Murmann.

(d)-(e)	Not applicable.

8. Sven Murmann

(a)	Sven Murmann may be deemed to beneficially own 33,964,312 shares of
Sauer-Danfoss Common Stock. Such ownership represents 75.0% of the outstanding shares of the Issuer. Sven Murmann disclaims beneficial ownership of 33,962,312 shares of Sauer-Danfoss Common Stock, of which (i) 4,900,000 are beneficially owned by Murmann KG, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company) (iii) 1,912,500 are beneficially owned by Murmann GmbH, (iv) 16,150,812 are beneficially owned by the Holding Company, and (v) 525,000 are beneficially owned by EMF.

(b)	Number of shares as to which Sven Murmann has:
(i)	sole power to vote or to direct the vote:  2,000
(ii)	shared power to vote or to direct the vote: 33,962,312
(Sven Murmann disclaims beneficial ownership of all of these shares.)
(iii)	sole power to dispose or to direct the disposition of:  2,000
(iv)	shared power to dispose or to direct the disposition of: 33,962,312
(Sven Murmann disclaims beneficial ownership of all of these shares.)

(c)	Pursuant to the Issuer's Non-Employee Director Stock Option and
Restricted Stock Plan, on May 3, 2000, Sven Murmann received a grant of 1,000 restricted shares of Sauer-Danfoss Common Stock. Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Sven Murmann.

(d)-(e)	Not applicable.

9. Nicola Keim

(a)	Nicola Keim may be deemed to beneficially own 33,964,312 shares of
Sauer-Danfoss Common Stock. Such ownership represents 75.0% of the outstanding shares of the Issuer. Nicola Keim disclaims beneficial ownership of 33,962,312 shares of Sauer-Danfoss Common Stock, of which (i) 4,900,000 are beneficially owned by Murmann KG, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 1,912,500 are beneficially owned by Murmann GmbH, (iv) 16,150,812 are beneficially owned by the Holding Company, and (v) 525,000 are beneficially owned by EMF.

(b)	Number of shares as to which Nicola Keim has:
(i)	sole power to vote or to direct the vote:  2,000
(ii)	shared power to vote or to direct the vote:  33,962,312
(Nicola Keim disclaims beneficial ownership of all of these shares.)
(iii)	sole power to dispose or to direct the disposition of:  2,000
(iv)	shared power to dispose or to direct the disposition of:  33,962,312
(Nicola Keim disclaims beneficial ownership of all of these shares.)

(c)	Pursuant to the Issuer's Non-Employee Director Stock Option and
Restricted Stock Plan, on May 3, 2000, Nicola Keim received a grant of 1,000 restricted shares of Sauer-Danfoss Common Stock. Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Nicola Keim.

(d)-(e)	Not applicable.

10. Ulrike Murmann-Knuth

(a)	Ulrike Murmann-Knuth may be deemed to beneficially own 33,962,312 shares of Sauer-Danfoss Common Stock. Such ownership represents 75.0% of the outstanding shares of the Issuer. Ulrike Murmann-Knuth disclaims beneficial ownership of all 33,962,312 shares of Sauer-Danfoss Common Stock, of which (i) 4,900,000 are beneficially owned by Murmann KG, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 1,912,500 are beneficially owned by Murmann GmbH, (iv) 16,150,812 are beneficially owned by the Holding Company, and (v) 525,000 are beneficially owned by EMF.

(b)	Number of shares as to which Ulrike Murmann-Knuth has:
(i)	sole power to vote or to direct the vote:  0
(ii)	shared power to vote or to direct the vote: 33,962,312
(Ulrike Murmann-Knuth disclaims beneficial ownership of all of these shares.)
(iii)	sole power to dispose or to direct the disposition of:  0
(iv)	shared power to dispose or to direct the disposition of: 33,962,312
(Ulrike Murmann-Knuth disclaims beneficial ownership of all of these shares.)

(c)	Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Ulrike Murmann-Knuth.

(d)-(e)	Not applicable.

11. Jan Murmann

(a)	Jan Murmann may be deemed to beneficially own 33,962,312 shares of
Sauer-Danfoss Common Stock. Such ownership represents 75.0% of the outstanding shares of the Issuer. Jan Murmann disclaims beneficial ownership of all 33,962,312 shares of Sauer-Danfoss Common Stock, of which (i) 4,900,000 are beneficially owned by Murmann KG, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 1,912,500 are beneficially owned by Murmann GmbH, (iv) 16,150,812 are beneficially owned by the Holding Company, and (v) 525,000 are beneficially owned by EMF.

(b)	Number of shares as to which Jan Murmann has:
(i)	sole power to vote or to direct the vote:  0
(ii)	shared power to vote or to direct the vote: 33,962,312
(Jan Murmann disclaims beneficial ownership of all of these shares.)
(iii)	sole power to dispose or to direct the disposition of:  0
(iv)	shared power to dispose or to direct the disposition of: 33,962,312
(Jan Murmann disclaims beneficial ownership of all of these shares.)

(c)	Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Jan Murmann.

(d)-(e)	Not applicable.

12. Anja Murmann

(a)	Anja Murmann may be deemed to beneficially own 33,962,312 shares of
Sauer-Danfoss Common Stock. Such ownership represents 75.0% of the outstanding shares of the Issuer. Anja Murmann disclaims beneficial ownership of all 33,962,312 shares of Sauer-Danfoss Common Stock, of which (i) 4,900,000 are beneficially owned by Murmann KG, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 1,912,500 are beneficially owned by Murmann GmbH, (iv) 16,150,812 are beneficially owned by the Holding Company, and (v) 525,000 are beneficially owned by EMF.

(b)	Number of shares as to which Anja Murmann has:
(i)	sole power to vote or to direct the vote:  0
(ii)	shared power to vote or to direct the vote: 33,962,312
(Anja Murmann disclaims beneficial ownership of all of these shares.)
(iii)	sole power to dispose or to direct the disposition of:  0
(iv)	shared power to dispose or to direct the disposition of: 33,962,312
(Anja Murmann disclaims beneficial ownership of all of these shares.)

(c)	Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Anja Murmann.

(d)-(e)	Not applicable.

13. Christa Zoellner

(a)	Christa Zoellner may be deemed to beneficially own 33,962,312 shares of Sauer-Danfoss Common Stock. Such ownership represents 75.0% of the outstanding shares of the Issuer. Christa Zoellner disclaims beneficial ownership of all 33,962,312 shares of Sauer-Danfoss Common Stock, of which (i) 4,900,000 are beneficially owned by Murmann KG, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 1,912,500 are beneficially owned by Murmann GmbH, (iv) 16,150,812 are beneficially owned by the Holding Company, and (v) 525,000 are beneficially owned by EMF.

(b)	Number of shares as to which Christa Zoellner has:
(i)	sole power to vote or to direct the vote:  0
(ii)	shared power to vote or to direct the vote: 33,962,312
(Christa Zoellner disclaims beneficial ownership of all of these shares.)
(iii)	sole power to dispose or to direct the disposition of:  0
(iv)	shared power to dispose or to direct the disposition of: 33,962,312
(Christa Zoellner disclaims beneficial ownership of all of these shares.)

(c)	Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Christa Zoellner.

(d)-(e)	Not applicable.

14. Britta Zoellner

(a)	Britta Zoellner may be deemed to beneficially own 33,962,312 shares of Sauer-Danfoss Common Stock. Such ownership represents 75.0% of the outstanding shares of the Issuer. Britta Zoellner disclaims beneficial ownership of all 33,962,312 shares of Sauer-Danfoss Common Stock, of which (i) 4,900,000 are beneficially owned by Murmann KG, (ii) 10,474,000 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company), (iii) 1,912,500 are beneficially owned by Murmann GmbH, (iv) 16,150,812 are beneficially owned by the Holding Company, and (v) 525,000 are beneficially owned by EMF.

(b)	Number of shares as to which Britta Zoellner has:
(i)	sole power to vote or to direct the vote:  0
(ii)	shared power to vote or to direct the vote: 33,962,312
(Britta Zoellner disclaims beneficial ownership of all of these shares.)
(iii)	sole power to dispose or to direct the disposition of:  0
(iv)	shared power to dispose or to direct the disposition of: 33,962,312
(Britta Zoellner disclaims beneficial ownership of all of these shares.)

(c)	Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Britta Zoellner.

(d)-(e)	Not applicable.

15. Danfoss

(a)	Danfoss may be deemed to beneficially own 33,324,812 shares of
Sauer-Danfoss Common Stock, representing approximately 73.5% of the outstanding shares of the Issuer. Danfoss disclaims beneficial ownership of all 33,324,812 shares of Sauer-Danfoss Common Stock. Other than as described herein or indicated in Schedule I, to the knowledge of Danfoss, no shares of Sauer-Danfoss Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Danfoss.

Other than as described herein or indicated in Schedule II, to the knowledge of Danfoss, no shares of Sauer Common Stock are beneficially owned by any persons listed on Schedule II associated with the Danfoss Control Entity. Jorgen Clausen, President, Chief Executive Officer and a director of Danfoss, beneficially owns 59,000 shares of Sauer-Danfoss Common Stock, representing approximately 0.1% of the outstanding shares of Sauer-Danfoss Common Stock. Jorgen Clausen has the sole power to vote, direct the vote, dispose or direct the disposition of such shares of Sauer-Danfoss Common Stock. Jorgen Clausen does not share the power to vote, direct the vote, dispose or direct the disposition of such shares of Sauer-Danfoss Common Stock.

(b)	Number of shares to which Danfoss has:
(i)	sole power to vote or to direct the vote:  0
(ii)	shared power to vote or to direct the vote: 33,324,812
(Danfoss disclaims beneficial ownership of all of these shares.)
(iii)	sole power to dispose or to direct the disposition of:  0
(iv)	shared power to dispose or to direct the disposition of: 33,324,812
(Danfoss disclaims beneficial ownership of all of these shares.)

(c)	Pursuant to the Issuer's Non-Employee Director Stock Option and
Restricted Stock Plan, on May 3, 2000, each of Jorgen Clausen, Hans Kirk and Ole Steen Andersen received a grant of 1,000 shares of Sauer-Danfoss Common Stock. Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last
60 days by Danfoss, any of the persons named on Schedule I associated with Danfoss or any of the persons named on Schedule II associated with the Danfoss Control Entity.

(d)-(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Stock Exchange Agreement and the Holding Company Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

Exhibit A   -	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

Exhibit B   -	Stock Exchange Agreement, dated as of January 22, 2000, among
Danfoss Murmann Holding A/S, Sauer Inc., Danfoss A/S and K. Murmann Verwaltungsgesellschaft mbH*

Exhibit C   -	Joint Venture Agreement, dated January 22, 2000, among K.
Murmann Verwaltungsgesellschaft mbH, Danfoss A/S and Danfoss Murmann Holding
A/S**

Exhibit D   -	Amendment to Joint Venture Agreement, dated February 22, 2000, among K. Murmann Verwaltungsgesellschaft mbH, Danfoss A/S and Danfoss Murmann Holding A/S**


__________________________
*	Incorporated herein by reference to the Schedule 14A of the Issuer filed with the Securities and Exchange Commission on March 28, 2000.

**	Incorporated herein by reference to the Schedule 13D filed by the
Reporting Persons with the Securities and Exchange Commission on March 3,
2000.

page

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                                        Danfoss Murmann
                                                        Holding A/S


Dated:  May 19, 2000                                    By:     Nicola Keim
                                                        Name:   Nicola Keim
                                                        Title:  Member of
                                                        Management Board


                                                        By: Ole Steen Andersen
                                                        Name:Ole Steen Andersen
                                                        Title: Member of
                                                        Management Board


Dated:  May 19, 2000                                    Klaus H. Murmann
                                                        Klaus H. Murmann


                                                        Klaus Murmann & Co.  KG


Dated:  May 19, 2000                                    By:   Klaus H. Murmann
                                                        Name: Klaus H. Murmann
                                                        Title:  General Partner


                                                        K. Murmann
                                                        Verwaltungsgeselle-
                                                        schaft mbH


Dated:  May 19, 2000                                    By:   Klaus H. Murmann
                                                        Name: Klaus H. Murmann
                                                        Title:   Director

                                                        Sauer GmbH


Dated:  May 19, 2000                                    By:   Klaus H. Murmann
                                                        Name: Klaus H. Murmann
                                                        Title:   Director


                                                        EMF Europaische
                                                        Marketing und
                                                        Finanzmanagement AG


Dated:  May 19, 2000                                    By:   Klaus H. Murmann
                                                        Name: Klaus H. Murmann
                                                        Title:   Director


                                      							           Hannelore Murmann


Dated:  May 19, 2000                                    By:   *
                                                        Name:  Klaus H. Murmann
                                                        Title: Attorney-in-fact


                                                        Sven Murmann


Dated:  May 19, 2000                                    By:    *
                                                        Name:  Klaus H. Murmann
                                                        Title: Attorney-in-fact


                                                        Nicola Keim


Dated:  May 19, 2000                                    By:    *
                                                        Name:  Klaus H. Murmann
                                                        Title: Attorney-in-fact


                                                        Ulrike Murmann-Knuth


Dated:  May 19, 2000                                    By:    *
                                                        Name:  Klaus H. Murmann
                                                        Title: Attorney-in-fact


                                                        Jan Murmann


Dated:  May 19, 2000                                    By:    *
                                                        Name:  Klaus H. Murmann
                                                        Title: Attorney-in-fact


                                                        Anja Murmann


Dated:  May 19, 2000                                    By:    *
                                                        Name:  Klaus H. Murmann
                                                        Title: Attorney-in-fact


                                                        Christa Zoellner


Dated:  May 19, 2000                                    By:    *
                                                        Name:  Klaus H. Murmann
                                                        Title: Attorney-in-fact


                                                        Britta Zoellner


Dated:  May 19, 2000                                    By:    *
                                                        Name:  Klaus H. Murmann
                                                        Title: Attorney-in-fact


*	The Powers of Attorney signed by the filers above for whom Klaus H.
Murmann has signed as Attorney-in-Fact, except for Hannelore Murmann, were previously filed with the Schedule 13G filed with the Securities and Exchange Commission on February 15, 2000 and are hereby incorporated by reference herein. The Power of Attorney signed by Hannelore Murmann for whom Klaus H. Murmann has signed as attorney-in-fact is being filed herewith and is hereby incorporated by reference herein.

page

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                                Danfoss A/S


Dated:  May 19, 2000                            By:    Ole Steen Andersen
                                                Name:  Ole Steen Andersen
                                                Title:  Chief Financial Officer
page

	Schedule I

	Directors and Executive Officers
	As of May 19, 2000



Corporation:	 Danfoss Murmann Holding A/S

Supervisory Board and           Address                 Occupation      Shares of Sauer-Danfoss Inc.
Citizenship                                                             Common Stock


Murmann, Dr. Klaus H.           Krokamp 35,             Chairman of             *
Federal Republic of Germany     24539 Neumunster        Sauer-Danfoss
                                Germany                 Inc.



Murmann, Dr. Sven               Krokamp 35,             Director                *
Federal Republic of Germany     24539 Neumunster
                                Germany


Keim, Nicola                    Dr. Max-Strasse         Not employed            *
Federal Republic of Germany     1582031 Grunwald,
                                Kr. Munchen,
                                Germany


Clausen, Jorgen                 DK-6430 Nordborg        President and Chief     *
Kingdom of Denmark              Denmark                 Executive Officer of
                                                        Danfoss A/S


Andersen, Ole Steen             DK-6430 Nordborg        Chief Financial         1,000 Common Shares
Kingdom of Denmark              Denmark                 Officer of Danfoss
                                                        A/S


Kirk, Hans                      DK-6430 Nordborg        Chief Operating         1,000 Common Shares
Kingdom of Denmark              Denmark                 Officer of Danfoss
                                                        A/S




Management Board and            Address                 Occupation      Shares of Sauer-
Citizenship                                                             Danfoss Inc.
                                                                        Common Stock


Keim, Nicola                    Dr. Max-Strasse         Not employed            *
Federal Republic of Germany     1582031 Grunwald,
                                Kr. Munchen, Germany


Andersen, Ole Steen             DK-6430 Nordborg        Chief Financial         1,000 Common Shares
Kingdom of Denmark              Denmark                 Officer of
                                                        Danfoss A/S



Partnership:	Klaus Murmann & Co.  KG.


Directors and Citizenship       Address                 Occupation      Shares of Sauer-
                                                                        Danfoss Inc.
                                                                        Common Stock

Murmann, Dr. Klaus H.           See information         See information                 *
                                above                   above


Murmann, Dr. Hannelore          See information         See information                 *
                                above                   above



Officers and Citizenship        Address                 Occupation      Shares of Sauer-
                                                                        Danfoss Inc.
                                                                        Common Stock


Hoffrichter, Jurgen             Krokamp 35,             Accountant              2,000 Common Shares
Federal Republic of Germany     24539 Neumunster,
                                Germany



Langrick, John N.               Fuhlendorfer Weg 30     Director of             7,800 Common Shares
United Kingdom                  24576 Bad Bramstedt     Corporate
                                                        Finance- Sauer -
                                                        Danfoss GmbH &
                                                        Co./Chartered
                                                        Accountant


Renders, Dirk                   Krokamp 35,             Procurist               100 Common Shares
Federal Republic of Germany     24539 Neumunster,
                                Germany



Corporation:	 K. Murmann Verwaltungsgesellschaft mbH


Directors and Citizenship       Address                 Occupation      Shares of Sauer-
                                                                        Danfoss Inc.
                                                                        Common Stock

Murmann, Dr. Klaus H.           See information above   See information         *
                                                        above


Murmann, Jan                    Krokamp 35              Director                *
                                24539 Neumunster,
                                Germany


Murmann, Dr. Sven               See information above   See information         *
                                                        above




Officers and Citizenship        Address                 Occupation      Shares of Sauer-
                                                                        Danfoss Inc.
                                                                        Common Stock

Hoffrichter, Jurgen             See information above   See information         See information
                                                        above                   above


Langrick, John N.               See information above   See information         See information
                                                        above                   above


Renders, Dirk                   See information above   See information         See information
                                                        above                   above




Corporation:  Sauer GmbH

Directors and Citizenship       Address                 Occupation      Shares of Sauer-
                                                                        Danfoss Inc.
                                                                        Common Stock

Murmann, Dr. Klaus H.           See information above   See information         *
                                                        above


Officers and Citizenship        Address                 Occupation      Shares of Sauer-
                                                                        Danfoss Inc.
                                                                        Common Stock


Hoffrichter, Jurgen             See information above   See information         See information
                                                        above                   above


Langrick, John N.               See information above   See information         See information
                                                        above                   above


Renders, Dirk                   See information above   See information         See information
                                                        above                   above



Corporation:     EMF Europaische Marketing and Finanzmanagement


Directors and Citizenship       Address                 Occupation      Shares of Sauer-
                                                                        Danfoss Inc.
                                                                        Common Stock

Murmann, Dr. Klaus H.           See information above   See information         *
                                                        above


Murmann, Dr. Sven               See information above   See information         *
                                                        above



Officers and Citizenship        Address                 Occupation      Shares of Sauer-
                                                                        Danfoss Inc.
                                                                        Common Stock


Langrick, John N.               See information above   See information         See information
                                                        above                   above


Renders, Dirk                   See information above   See information         See information
                                                        above                   above





Corporation:	 Danfoss A/S

Directors and Citizenship       Address                 Occupation      Shares of Sauer-
                                                                        Danfoss Inc.
                                                                        Common Stock

Birger Riisager                 Vigerslev Alle 77       President               None
Kingdom of Denmark              2500 Valby
                                Denmark


Tom Kahler                      DK-2640 Hedehusene      President and           None
Kingdom of Denmark              Denmark                 Chief Executive
                                                        Officer


Henrik E. Nyegaard              Attemoseveg 15          Engineer                None
Kingdom of Denmark              1840 Holte
                                Denmark


Peter M. Clausen                DK-6430 Nordborg        Vice President          None
Kingdom of Denmark              Denmark


Jorgen M. Clausen               DK-6430 Nordborg        President and           59,000 Common Shares
Kingdom of Denmark              Denmark                 Chief Executive
                                                        Officer


Bente Skibsted                  DK-6430 Nordborg        Director                None
Kingdom of Denmark              Denmark


Henning Wendelboe               DK-6430 Nordborg        Toolmaker               None
Kingdom of Denmark              Denmark


Bent M. Christensen             DK-6430 Nordborg        Blue Collar             None
Kingdom of Denmark              Denmark


Niels Chr. Jorgensen            DK-6430 Nordborg        Toolmaker               None
Kingdom of Denmark              Denmark



Exec. Committee and             Address                 Occupation      Shares of Sauer-
Citizenship                                                             Danfoss Inc.
                                                                        Common Stock


Jorgen M. Clausen               See information above   See information         See information
                                                        above                   above


Hans Kirk                       DK-6430 Nordborg        Chief Operating         1,000 Common Shares
Kingdom of Denmark              Denmark                 Officer


Ole Steen Andersen              DK-6430 Nordborg        Chief Financial         1,000 Common Shares
Kingdom of Denmark              Denmark                 Officer



page


	Schedule II

	Directors and Executive Officers
	As of May 19, 2000



Corporation:	 Bitten & Mads Clausens Fond


Directors and Citizenship       Address                 Occupation      Shares of Sauer-
                                                                        Danfoss Inc.
                                                                        Common Stock

Birger Riisager                 See information in      See information         See information
Kingdom of Denmark              Schedule I              in Schedule I           in Schedule I


Tom Kahler                      See information in      See information         See information
Kingdom of Denmark              Schedule I              in Schedule I           in Schedule I


Henrik E. Nyegaard              See information in      See information         See information
Kingdom of Denmark              Schedule I              in Schedule I           in Schedule I


Peter M. Clausen                See information in      See information         See information
Kingdom of Denmark              Schedule I              in Schedule I           in Schedule I


Jorgen M. Clausen               See information in      See information         See information
Kingdom of Denmark              Schedule I              in Schedule I           in Schedule I


Bente Skibsted                  See information in      See information         See information
Kingdom of Denmark              Schedule I              in Schedule I           in Schedule I


Henning Wendelboe               See information in      See information         See information
Kingdom of Denmark              Schedule I              in Schedule I           in Schedule I


Bent M. Christensen             See information in      See information         See information
Kingdom of Denmark              Schedule I              in Schedule I           in Schedule I


Arno Knopfli                    DK-6430 Nordborg        Manager                 None
Kingdom of Denmark              Denmark



page

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated May 19, 2000 ("Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Sauer-Danfoss Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement this 19th day of May, 2000.


                                                Danfoss Murmann Holding A/S


                                                By:     Nicola Keim
                                                Name:   Nicola Keim
                                                Title:  Member of Management
                                                Board


                                                By:     Ole Steen Andersen
                                                Name:   Ole Steen Andersen
                                                Title:  Member of Management
                                                Board


                                                Klaus H. Murmann
                                                Klaus H. Murmann


                                                Klaus Murmann & Co.  KG


                                                By:     Klaus Murmann
                                                Name:  Klaus H. Murmann
                                                Title:  General Partner


                                                K. Murmann
                                                Verwaltungsgesellschaft mbH


                                                By:     Klaus Murmann
                                                Name:   Klaus H. Murmann
                                                Title:  Director


                                                Sauer GmbH


                                                By:     Klaus Murmann
                                                Name:   Klaus H. Murmann
                                                Title:  Director


                                                EMF Europaische Marketing
                                                und Finanzmanagement AG


                                                By:     Klaus Murmann
                                                Name:   Klaus H. Murmann
                                                Title:  Director


                                                Hannelore Murmann


                                                By:    *
                                                Name:   Klaus H. Murmann
                                                Title:  Attorney-in-fact


                                                Sven Murmann


                                                By:    *
                                                Name:   Klaus H. Murmann
                                                Title:  Attorney-in-fact


                                                Nicola Keim


                                                By:    *
                                                Name:   Klaus H. Murmann
                                                Title:  Attorney-in-fact


                                                Ulrike Murmann-Knuth


                                                By:    *
                                                Name:   Klaus H. Murmann
                                                Title:  Attorney-in-fact


                                                Jan Murmann


                                                By:    *
                                                Name:   Klaus H. Murmann
                                                Title:  Attorney-in-fact


                                                Anja Murmann


                                                By:    *
                                                Name:   Klaus H. Murmann
                                                Title:  Attorney-in-fact


                                                Christa Zoellner


                                                By:    *
                                                Name:   Klaus H. Murmann
                                                Title:  Attorney-in-fact


                                                Britta Zoellner

                                                Danfoss A/S


                                                By:    Ole Steen Andersen
                                                Name:  Ole Steen Andersen
                                                Title:  Chief Financial Officer


*	The Powers of Attorney signed by the parties to this Joint Filing
Agreement for whom Klaus H. Murmann has signed as Attorney-in-Fact, except for Hannelore Murmann, were previously filed with the Schedule 13G filed with the Securities and Exchange Commission on February 15, 2000 and are hereby incorporated by reference herein. The Power of Attorney signed by Hannelore Murmann for whom Klaus H. Murmann has signed as attorney-in-fact is being filed herewith and is hereby incorporated by reference herein.

page


POWER OF ATTORNEY

This Statement confirms that the undersigned, Hannelore Murmann, has authorized and designated Klaus H. Murmann to execute and file on the undersigned's behalf all Schedules 13G and 13D (including any amendments thereto) and all Joint Filing Agreements associated therewith that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Sauer-Danfoss Inc. The authority of Klaus H. Murmann under this Statement shall continue until the undersigned is no longer required to file Schedules 13G and 13D with regard to the undersigned's ownership of or transactions in securities of Sauer-Danfoss Inc., unless earlier revoked in writing. The undersigned acknowledges that Klaus H. Murmann is not assuming any of the undersigned's responsibilities to comply with Section 13 of the Securities Exchange Act of 1934.


Date: May 15, 2000			         	______Hannelore Murmann______
						               	         Hannelore Murmann